SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 28, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

NOTICE OF MEETING

A General and Special Shareholders’ Meeting is called to be held on April 29th 2014, at 11 am, at the principal place of business of the company located at Sarmiento 447, Capital Federal, in order to discuss the following:

AGENDA

1) Appoint two shareholders to sign the Minutes of the Shareholders’ Meeting.

2) Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2013.

3) Evaluate both the management of the Board of Directors and the Supervisory Committee.

4) Evaluate the application of the unappropriated earnings for the fiscal year ended 31 December 2013. Total Unappropriated Earnings: AR$ 2,515,402,050.52 which the Board proposes may be applied as follows: a)  AR$ 488,713,267.35 to Legal Reserve Fund; b)  AR$ 95,325,750 to Statutory Reserve Fund – Special Statutory Reserve Fund for Subordinated Corporate Bonds under the global program of Negotiable Obligations approved by the General Shareholders’ Meeting held on September 1st 2006; c) AR$  19,711,710.67 to personal assets tax on shares and interests; d) AR$ 1,911,651,322.50 to the voluntary reserve fund for future distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina.

5) Separate a portion of the voluntary reserve fund created by the Special and General Shareholders’ Meeting held on April 16th 2012 for a total amount of AR$  2,443,140,742.68, out of which AR $ 596,254,288.56 shall be applied to the payment of cash dividend, subject to prior authorization of the Central Bank of the Republic of Argentina.

6) Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2013 within the limits as to profits, pursuant to section 261 of Law No. 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).

7) Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2013.

8) Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2013.

9) Appoint three regular directors who shall hold office for three fiscal years and one alternate director who shall hold office until the next shareholders' meeting that shall evaluate the financial statements for the year ending December 31st 2014.

10) Determine the number of members who shall form the Supervisory Committee and designate the new regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

11) Appoint the independent auditor for the fiscal year to end December 31st 2014.

12) Define the audit committee’s budget.

13) Evaluate the amendment of sections 3 and 23 of the By-laws, pursuant to the Capital Markets Act No. 26831 and its regulatory rules and regulations.

14) Authorization to carry out all acts and filings that are necessary to obtain the administrative approval and registration of the resolutions adopted by the Shareholders’ Meeting.

THE BOARD OF DIRECTORS

NOTES: (i) When discussing items 5 and 13 of the Agenda, the shareholders meeting shall act as a special shareholders meeting. (ii) In order to attend the Shareholders’ Meeting, all Shareholders shall deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be, at Sarmiento 447, Capital Federal, from 10 am to 3 pm, by April 23rd 2014. (iii) We remind all Shareholders that are foreign companies that they must register with the Public Registry of Commerce (Registro Público de Comercio) of the City of Buenos Aires under the terms of section 123 of the Argentine Business Company Law No. 19550, as amended. (iv) Pursuant to the provisions set forth in the rules issued by the Argentine Securities Exchange Commission, the holders of the shares shall include the following information in the notice of attendance to the Shareholders’ Meeting: holder’s name and last name or complete corporate name, identity card type and number of individuals or, if the shareholder is a legal entity, then it shall furnish all registration data expressly stating the registry with which such legal entity filed all its organizational documents and the jurisdiction and domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of any shareholder shall provide identical information. (iv) In order to comply with the Recommendation included in item V.2.5 of Exhibit IV, Title IV of the Rules of the Argentine Securities Exchange Commission, attendants shall be requested to disclose, before putting the matter to a vote, the decision of each of the candidates to be elected as directors regarding the adoption or not of a Code of Corporate Governance and the reasons for taking such stand.

Jorge Horacio Brito

Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 28, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director